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                FORM OF E-MAIL LETTER TO ELIGIBLE OPTION HOLDERS

Stock Option Exchange Program

Dear Spherion option holder:

I'm sure you are aware of the current economic environment and the volatility the stock markets have experienced over the past year and a half. Many of our employees hold stock options with an exercise price that substantially exceeds the current trading price of our stock. Our Board of Directors recognizes the role Spherion options play in providing long-term reward for excellent performance. The Board also recognizes that many of these "underwater" stock options may not be providing the performance incentive that options should create for our employees. For that reason we have reviewed ways to provide you with the benefit of options that may have a greater potential to increase in value.

As a result, Spherion Corporation is announcing the Spherion Employee Stock Option Exchange Program. This voluntary program generally allows Spherion's U.S. resident employees the opportunity to surrender existing outstanding options that have an exercise price of $18 or higher and exchange them for new options, receiving one option share for every 2 1/2 option shares surrendered. Assuming that the options are surrendered on January 31, 2002, the new options will be granted on August 9, 2002, with an exercise price equal to the closing market price of Spherion stock on that date.

The offer is being made under the terms and subject to the conditions of an Offer to Exchange and related documents that we will deliver to our employees who have been identified as eligible to participate in this program.

A copy of the following will be delivered to your home in the next few days:

     o    A letter regarding the option exchange program
     o    A detailed description of the offer entitled Offer to Exchange
     o    A Election Form that you will need to complete and return
     o A Withdrawal Form that you will need to complete if you decide to withdraw any tendered options
     o A Personnel Option Status Report showing your outstanding option grants

Please review carefully these materials when you receive them and direct any questions you may have to Lisa Iglesias in the Law Department at 954-351-8370 or lisaiglesias@spherion.com.

Spherion management continues to believe that the Company's long-term opportunities for growth are excellent. We thank you for your continued commitment to Spherion. We want to provide the best ways to reward our dedicated employees for focusing and delivering on these opportunities.

Sincerely,


Cinda A. Hallman
President and CEO